BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

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SEC FILE NUMBER
8-34344

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMO CAPITAL MARKETS CORP.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 W. 42nd STREET
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL FORLENZA	212-702-1981	MICHAEL.FORLENZA@BMO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 PARK AVE.	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL FORLENZA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMO CAPITAL MARKETS CORP., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: COO, BMO Capital Markets Corp.

[signature]

Notary Public

ETIENNE BARG-TOWNSEND
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02BA0031729
Qualified in New York County
Commission Expires December 06, 2028

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
BMO Capital Markets Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

New York, New York
February 27, 2025

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

(Dollars in thousands except share data)

Assets		
Cash and cash equivalents	$	20,856
Cash restricted or segregated under federal and other regulations		105,000
Securities borrowed		9,579,347
Securities purchased under agreements to resell		8,243,651
Deposits with and receivable from brokers, dealers, and clearing organizations		2,379,040
Receivable from customers		254,953
Receivable from affiliates		102,991
Financial instruments owned, at fair value ($4,302,630 is pledged as collateral)		4,431,982
Securities received as collateral		1,184,374
Accrued interest receivable		247,251
Right-of-use lease asset, less accumulated depreciation of $93,423		201,807
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $41,220		79,774
Goodwill and intangible assets at cost, less accumulated amortization of $92,308		193,510
Other assets		222,325
Total Assets	$	27,246,861
Liabilities		
Bank loan payable	$	1,963,504
Securities loaned		4,374,650
Securities sold under agreements to repurchase		11,644,264
Payable to brokers, dealers, and clearing organizations		2,195,405
Payable to customers		197,341
Financial instruments sold, not yet purchased, at fair value		2,001,798
Obligation to return securities received as collateral		1,184,374
Operating lease obligations		243,192
Accounts payable and accrued expenses		682,669
Total Liabilities	$	24,487,197
Commitments and Contingent Liabilities (Note 12)		
Stockholder's Equity		
Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share	$	1
Common stock, $10 par and $0 par or stated value. Authorized 10,000 shares; 5,875 shares issued and outstanding		33
Additional paid-in capital		1,638,844
Retained earnings		1,120,786
Total Stockholder's Equity	$	2,759,664
Total Liabilities and Stockholder's Equity	$	27,246,861

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is organized under the laws of Delaware and is a wholly owned subsidiary of BMO Financial Corp. ("BFC"), which is a wholly owned U.S. subsidiary of Bank of Montreal ("BMO"), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients. It conducts its principal operations from office facilities in New York City and Chicago, maintains additional offices in New York State, California, Connecticut, Pennsylvania, North Carolina, Florida, Arizona, Maryland, Massachusetts, Minnesota, Colorado, Texas, and Washington, as well as in the city of Toronto in Canada and an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and a member of various exchanges. The Company is registered with the Commodities Futures Trading Commission ("CFTC") as a result of self clearing futures trades. The Company is also registered as an Introducing Broker with the National Futures Association (“NFA”).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. The Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes funds held in the Company’s bank accounts for firm operating activities and overnight cash deposits. Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company has identified restricted cash in the amount of $105,000 at December 31, 2024 and is included in Cash restricted or segregated under federal and other regulations on the Statement of Financial Condition.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Profit and loss arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers’ securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at estimated fair value.

(e) Securities Purchased or Sold Under Agreements to Resell or Repurchase

Reverse repurchase agreements and repurchase agreements are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, commercial paper, corporate bonds, and mortgage-backed securities, and are carried at contract amount plus accrued interest.

The Company’s policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by GAAP.

(f) Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest income and expense on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and accounts payable and accrued expenses, respectively.

With respect to securities received as collateral in noncash securities lending transactions that are subsequently repledged as collateral, the Company records the fair value of the securities received as collateral and a corresponding obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2024, the Company has securities received as collateral of $1,184,374, which was was subsequently repledged.

(g) Collateralized Short-Term Transactions

As part of the Company’s financing and securities settlement activities, the Company uses securities as collateral to support various secured financings. If the counterparty does not meet its obligation to return securities used as collateral, the Company may be exposed to the risk of re-acquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted for changes in market exposure.

(h) Income Taxes

ASC Topic 740, *"Income Taxes"*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's Statement of Financial Condition or tax returns. Judgement is required in assessing the future tax consequences of events that have been recognized in the Company's Statement of Financial Condition or tax returns.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

The Company files a consolidated Federal tax return with BFC and its eligible subsidiaries ("consolidated group"). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company records its provision for income taxes as if it were a separate company. BFC will make a payment to the Company for its separately computed taxable loss utilized by the consolidated/combined group or BFC will receive payment from the Company where a separately computed tax liability exists for consolidated/combined filings.

Under ASC 740, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely than-not” of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions no longer deemed to meet the “more-likely than-not” threshold are derecognized in the year of determination.

(i) Stock-Based Compensation

BMO offers mid-term and long-term incentive programs for certain of the Company’s senior employees. Under these plans, participants are granted awards in restricted stock units that are cash settled either in three installments, based upon BMO’s common stock price at the time of vesting, over a three-year period or in a single payment at the end of the three-year

period. Amounts owed to/from BMO for the Company's share of the plans liabilities, which is included within accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in the BFC Stock Option Program which was established under the BMO Stock Option Plan for certain designated executives and other employees of the Company in order to provide incentive to attain long-term strategic goals and to attract and retain services of key employees. Options to acquire BMO stock are granted at an exercise price equal to the closing price of BMO's common shares on the day prior to the grant date. Options granted prior to 2013 vest 25% per year over a four-year period starting from their grant date. Options granted in 2013 and later vest 50% in the third year from the grant date and 50% in the fourth year from the grant date. All options expire 10 years from their grant date. Under certain conditions, options are subject to forfeiture. BMO estimates the fair value of stock options on their grant date, and the fair value of options granted to employees is allocated to the Company. The fair value allocated to the Company is recorded as an increase to additional paid-in-capital. When stock options are exercised, BMO issues shares and receives the cash proceeds.

(j) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that is net of estimated impairment.

(k) Goodwill and Intangible Assets

The Company records business combinations by allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess of the amount paid over fair value of those net assets is considered to be goodwill.

Goodwill is not amortized, but is tested for impairment annually, or whenever events or circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company has elected the option of performing a qualitative assessment of goodwill for any reporting units to determine whether it is more likely than not that the fair value is less than the carrying value of a reporting unit. If it is more likely than not that the fair value exceeds the carrying value of the reporting unit, then no further testing is necessary; otherwise the Company must perform a two-step quantitative assessment of goodwill.

Intangible assets subject to amortization are reviewed for impairment when events or future assessments of profitability indicate that the carrying value may not be recoverable. Intangible assets with indefinite lives are not amortized.

(l) Leases

The Company accounts for its leases in accordance with FASB ASC 842, "*Leases*". The Company is the lessee of any assets for which a contract provides the Company with the right to control the use of that asset for a period of time in exchange for consideration. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The Company's leases are all classified as operating leases.

Leases are recorded on the Company's Statement of Financial Condition as a lease liability and a corresponding right-of-use asset. A lease liability is recorded upon commencement of the lease at an amount equal to the present value of unpaid lease payments. The discount rate used to determine present value is based on the yield on a risk-free note with a maturity similar to the lease term, with a credit adjustment that is specific to the Company and a further adjustment to reflect a secured rate. The Company updates its discount rate monthly. The initial right-of-use asset is generally equal to the lease liability plus initial direct costs incurred (if any), less any lease incentives received.

The Company has elected to combine lease and non-lease components for its real estate leases. The Company has not elected the short-term lease exemption for any of its leases.

(Dollars in thousands)

(m) Recently Adopted Accounting Standards

The FASB issued ASU 2022-03, *"Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions"* in June 2022. The amendments in this update clarify existing guidance on measuring the fair value of an equity security that is subject to contractual restrictions that prohibit sale of that security. Such restrictions are not considered to be part of the unit of account of the equity security, and therefore, are not considered in measuring fair value. The ASU also introduces new disclosure requirements for equity securities subject to contractual sales restrictions that are measured at fair value. The Company adopted this ASU on January 1, 2024. The adoption of this guidance did not impact the Company's financial position.

The FASB issued ASU 2023-07, *"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"* in November 2023. This ASU enhances segment disclosure requirements for all public entities, including Broker-Dealers, primarily through additional disclosures about segment items. Such disclosures are now required even if it has a single reportable segment. The Company adopted this ASU on January 1, 2024. The adoption of this guidance did not impact the Company's financial position. The disclosures required by this ASU are contained in Note 18.

(n) Recently Issued Accounting Standards

The FASB issued ASU 2023-09 *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"*, in December 2023. The guidance in this standard requires annual disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold.

The amendments are effective for the Company for annual periods beginning after December 15, 2024. The Company is evaluating this standard.

3. Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Securities Lending Activity

In accordance with FASB ASC 210-20-50-3, the following table presents as of December 31, 2024 the gross and net securities purchased under resale agreements and securities borrowed, and the gross and net securities sold under repurchase agreements and securities loaned. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under GAAP in order to derive the net balance sheet amount.

The column titled "Financial Instruments" in the table below represents securities received under repurchase agreements and securities borrowing agreements, as well as securities pledged under repurchase and securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

(Dollars in thousands)

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Assets/ Liabilities
Securities borrowed	$ 9,579,347	$ —	$ 9,579,347	$ (139,041)	$ 9,440,306
Securities purchased under agreements to resell	8,776,890	(533,239)	8,243,651	(4,869,820)	3,373,831
Securities received as collateral	1,184,374	—	1,184,374	(1,184,374)	—
	$ 19,540,611	$ (533,239)	$ 19,007,372	$ (6,193,235)	$ 12,814,137
Securities loaned	$ 4,374,650	$ —	$ 4,374,650	$ (3,854,013)	$ 520,637
Securities sold under agreements to repurchase	12,177,503	(533,239)	11,644,264	(3,077,549)	8,566,715
Obligation to return securities received as collateral	1,184,374	—	1,184,374	(1,184,374)	—
	$ 17,736,527	$ (533,239)	$ 17,203,288	$ (8,115,936)	$ 9,087,352

As of December 31, 2024, the fair value of assets that the Company has pledged to counterparties under repurchase and securities lending transactions is $19,737,413. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral for reverse repurchase and securities borrowing transactions as of December 31, 2024, with a fair value of $21,408,569.

In accordance with FASB ASC 860-30-50-7 the following table presents, as of December 31, 2024, the gross liability for securities sold under repurchase agreements and securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements.

	December 31, 2024				
	Overnight and Continuous	**Up to 30 days**	**30 - 90 days**	**Greater than 90 days**	**Total Gross Liabilities**
	(In thousands)				
Securities loaned					
U.S Treasury securities	$ 1,077	—	—	—	$ 1,077
Corporate debt obligations	726,178	—	—	—	726,178
Equities	3,262,425	352,442	32,528	—	3,647,395
Total securities loaned	$ 3,989,680	$ 352,442	$ 32,528	$ —	$ 4,374,650
Securities sold under agreements to repurchase					
U.S Treasury securities	4,463,173	—	—	—	4,463,173
U.S government agency securities	4,061,429	—	—	—	4,061,429
Corporate debt securities	3,367,018	24,876	—	—	3,391,894
Other	260,994	13	—	—	261,007
Total securities sold under agreements to repurchase	$12,152,614	$ 24,889	$ —	$ —	$ 12,177,503
Obligation to return securities received as collateral					
Equities	1,180,477	—	—	—	1,180,477
Corporate debt obligations	3,081	—	—	—	3,081
U.S Treasury securities	816	—	—	—	816
Total obligation to return securities received as collateral	$ 1,184,374	$ —	$ —	$ —	$ 1,184,374
Total	$17,326,668	$ 377,331	$ 32,528	$ —	$ 17,736,527

The collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

4. Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $94,345 and cash in the amount of $105,000 have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC and are included in the Statement of Financial Condition in financial instruments owned, at fair value and cash restricted or segregated under federal and other regulations, respectively.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities of $5,214,228 included in the Statement of Financial Condition in securities purchased under agreements to resell and financial instruments owned, at fair value and cash in the amount of $289,365 included in the Statement of Financial Condition in deposits with and receivable from brokers, dealers, and clearing organizations as of December 31, 2024.

(Dollars in thousands)

5. Deposits with and Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Deposits with and amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2024 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 200,375	$ 207,980
Receivable from/payable to brokers and dealers	1,833,822	1,861,797
Receivable from/payable to clearing organizations	55,478	125,628
Deposits	289,365	—
	$ 2,379,040	$ 2,195,405

6. Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The Company trades in U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, corporate debt securities, mortgage-backed securities, asset-backed securities, equity securities, interest rate futures and swaps, forward securities contracts, to-be-announced securities ("TBAs"), forward currency options, credit default swaps, equity swaps and equity option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2024:

	Owned	Sold, not yet Purchased
U.S. treasury securities	$ 5,040	$ 1,434,596
Mortgage-backed and debt securities issued by the U.S. government agency and U.S. government-sponsored enterprises	3,114,098	215
Corporate obligations and other debt securities	359,547	141,073
Other asset-backed securities	489,594	—
Equity securities	283,245	355,276
Fair value of derivative instruments	180,458	70,638
Total	$ 4,431,982	$ 2,001,798

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally sourced through reverse repurchase or securities borrowed agreements.

7. Fair Value of Financial Instruments and Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. GAAP also precludes the use of block discounts for instruments traded in an active market, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and agency obligations, Canadian government and provincial obligations, corporate debt securities, mortgage-backed securities, asset-backed securities, listed equity securities, exchange-traded derivatives, over-the-counter derivatives, and forward currency contracts. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under GAAP.

(Dollars in thousands)

(b) Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2024:

Description	Level 1	Level 2	Level 3	Netting (1)	Total
Assets:					
Securities owned:					
U.S. treasury securities	$ 4,830	$ 210	$ —	$ —	$ 5,040
Mortgage-backed and debt securities issued by U.S. government agency and U.S. government-sponsored enterprises	—	3,114,078	20	—	3,114,098
Corporate obligations and debt securities	—	359,547	—	—	359,547
Other asset-backed securities	—	489,594	—	—	489,594
Equity securities	273,946	9,299	—	—	283,245
	$ 278,776	$ 3,972,728	$ 20	$ —	$ 4,251,524
Interest rate and equity options	$ —	$ 36,870	$ —	$ (977)	$ 35,893
Interest rate futures and FX forwards	—	73,866	—	(4,034)	69,832
TBA and delayed settlement forwards	—	1,024,795	—	(954,823)	69,972
Swap contracts	—	113,368	—	(108,607)	4,761
	$ —	$ 1,248,899	$ —	$(1,068,441)	$ 180,458
Total securities owned	$ 278,776	$ 5,221,627	$ 20	$(1,068,441)	$ 4,431,982
Liabilities:					
Securities sold, not yet purchased:					
U.S. treasury securities	$ 109,743	$ 1,324,853	$ —	$ —	$ 1,434,596
Mortgage-backed and debt securities issued by U.S. government agency and U.S. government-sponsored enterprises	—	215	—	—	215
Corporate obligations and debt securities	—	141,073	—	—	141,073
Other asset-backed securities	—	—	—	—	—
Equity securities	290,623	64,653	—	—	355,276
	$ 400,366	$ 1,530,794	$ —	$ —	$ 1,931,160
TBA and delayed settlement forwards	—	69,593	—	—	69,593
Swap contracts	—	1,045	—	—	1,045
	$ —	$ 70,638	$ —	$ —	$ 70,638
Total securities sold, not yet purchased	$ 400,366	$ 1,601,432	$ —	$ —	$ 2,001,798

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting. The Company records the unrealized gains and losses of equity options, interest rate futures and FX forwards, TBA and delayed settlement forwards, and swap contracts within financial instruments owned and sold in the Statement of Financial Condition.

The Company classifies instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. ASC 820 requires quantitative disclosure of significant unobservable inputs used in Level 3 fair value measurements, as well as a rollforward of activity for Level 3 instruments. The Company's Level 3 instruments are insignificant to its financial position and results of operations, and therefore such disclosures have been omitted.

(Dollars in thousands)

(c) Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, securities received as collateral and obligation to return securities received as collateral and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity. The fair value of floating rate long-term loan payables is assumed to equal carrying value since the loans' interest rates automatically reprice to market.

8. Goodwill and Intangible Assets

There have been no changes in the carrying amount of the Company's goodwill of $152,528 for the year ended December 31, 2024. If the carrying value is not expected to be recovered and the carrying value exceeds the fair value, an impairment loss is recognized.

Goodwill is evaluated for impairment on an annual basis at December 31st and in interim periods when events or changes indicate the carrying value may not recoverable. The Company operates under a single reporting unit and all the goodwill is allocated to the unit. For the year ended December 31, 2024 the Company performed a qualitative analysis to determine whether it is more likely than not that the fair value was less than the carrying value. As a result of the assessment, the Company concluded goodwill was not impaired at December 31, 2024.

The gross carrying amount and accumulated amortization of the Company's amortizable assets as of December 31, 2024 are in the table below:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Remaining Life
Customer relationship	$ 69,000	$ (49,762)	$ 19,238	8 years
Technology	50,200	(29,806)	20,394	4 years
Trade name	1,350	—	1,350	N/A
Deal Pipeline	1,400	(1,400)	—	N/A
Non-compete agreements	11,340	(11,340)	—	N/A
	$ 133,290	$ (92,308)	$ 40,982	

9. Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on daily settlement activity. The Company had unsecured credit facilities with BMO at December 31, 2024 totalling $1,500,000 at fluctuating interest rates. As of December 31, 2024, $281,694 was drawn on an overnight basis, at an interest rate of 4.4% and $81,810 was drawn on a term basis at an interest rate of 4.65%. The Company also had unsecured credit facilities with BFC totalling $2,700,000 at fluctuating interest rates. As of December 31, 2024, $1,500,000 was drawn at an interest rate of 5.47% on a term basis.

The Company has an unsecured senior note agreement with a BMO affiliate, Irish FinCo for $100,000, which was fully drawn at December 31, 2024. The interest rate for the senior note is the 30-day benchmark plus a fixed spread, with a stated maturity date of September 30, 2030.

(Dollars in thousands)

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. In addition, as a clearing member of the Chicago Mercantile Exchange, Inc. ("CME"), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits or 110% of the CFTC net capital requirement, whichever is greater.

At December 31, 2024, the Company had net capital of $742,833, which was $592,878 in excess of its required net capital of $149,955.

11. Commitments, Contingencies and Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into underwriting commitments. At December 31, 2024, there were open underwriting commitments of $410.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC and in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2024, the Company's commitment to the CCLF was $760,077 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company is party to legal proceedings, including regulatory investigations, in the ordinary course of their businesses. Reserves are established for legal claims when management determines that it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. While there is inherent difficulty in predicting the outcome of these proceedings, management believes that current legal reserves are adequate and does not expect the outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the Company's consolidated financial position or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters may differ from management's current assessments. In January 2025, the Company entered into a settlement with the SEC, resolving an investigation into the structuring and sale of certain Agency CMO bonds between December 2020 and May 2023. The settlement amount was recorded in accrued expenses on the Statement of Financial Condition as of December 31, 2024.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets or liabilities, or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into

(Dollars in thousands)

based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts recorded in the Company's Statement of Financial Condition related to indemnification clauses at December 31, 2024.

The Company is a member of several securities and derivatives exchanges and clearinghouses. In the normal course of business, the Company provides collateral that is determined by the membership agreements with exchanges and clearinghouses or by regulation. The exchanges and clearinghouses guarantee the performance of other members in the event that a member is unable to satisfy its obligations to the exchange or clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses typically require members to post collateral and may have a lien on a member’s collateral in the event of a member default. The Company’s obligation under such guarantees could exceed the amount of collateral posted. The Company’s potential liability under these agreements is not quantifiable. Accordingly, the Company has not recorded a contingent liability in its Statement of Financial Condition and believes that potential to incur material losses under these agreements is remote.

12. Leases

The Company’s lease obligations consist primarily of leases for its offices and operating facilities, primarily in New York and New Jersey, with various other locations in the United States. Certain leases contain options to extend the lease term, or to terminate the lease prior to its scheduled end date. Options that are within the Company’s control are considered when calculating the lease liability and right-of-use asset when they are reasonably certain to be exercised.

Amounts reported in the Statement of Financial Condition as of December 31, 2024 were as follows:

Operating leases:		
Operating lease right-of-use assets	$	201,807
Operating lease obligations	$	243,192

Additional information on the Company's leases for the year ended December 31, 2024 is set forth below:

		Year Ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities for operating leases:		
Operating cash flows	$	23,788
Right-of-use assets obtained in exchange for new operating lease liabilities	$	295
Weighted average remaining lease term in years:		
Operating leases		11.63
Weighted average discount rate:		
Operating leases		2.37 %

(Dollars in thousands)

Contractual undiscounted cash flows for operating leases as of December 31, 2024 are as follows:

2025	$	24,512
2026		22,849
2027		23,430
2028		23,050
2029		22,386
2030		22,433
Thereafter		140,929
Total	$	279,589
Less: Present Value Discount		(36,397)
Lease Liability	$	243,192

13. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2024 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	68,807
Employee benefit plans		1,401
State tax loss carryforward		102
Deferred expenses		10,476
Federal effect of state uncertainties		3,711
Operating lease liability		4,402
Total deferred tax assets	$	88,899
Valuation allowance	$	—
Deferred tax assets, net	$	88,899
Deferred tax liability:		
Intangible assets	$	(10,651)
Right-of-use asset		(4,079)
Depreciation		(3,777)
Total deferred tax liability	$	(18,507)
Net deferred tax assets	$	70,392

No valuation allowance existed at December 31, 2024. Management believes that the realization of the deferred tax assets is more likely than not at December 31, 2024.

State tax loss carryforwards at December 31, 2024 of approximately $1,176 will expire in varying amounts beginning in 2025.

(Dollars in thousands)

The balance of unrecognized tax benefits may decrease between $0 and $1,415 during the next twelve months depending upon the settlement of Federal, state, and local tax audits.

The Company joins in filing a consolidated Federal income tax return as well as combined state tax returns in certain states with its parent, BFC. At December 31, 2024, the Company has an outstanding receivable from BFC of $39,051 related to income taxes recorded in the Statement of Financial Condition.

There are no ongoing Federal examinations or Federal statute extensions currently in place. The Company is currently under examination by several state and local taxing authorities (with New York City being the most significant jurisdiction). These audits are in various stages of completion. As of December 31, 2024, no significant adjustments have been proposed for the Company's Federal, state, or local tax filings that would have a material impact on the Company's effective tax rate.

The Company had approximately $1,340 accrued for the payment of interest and penalties at December 31, 2024.

14. Benefit Plans

The Company is a participating entity in retirement plans offered to BMO's eligible employees.

The non-contributory defined-benefit pension plan covers the Company's eligible employees at December 31, 2024 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend additional retirement benefits to individuals hired prior to April 1, 2016 without regard to certain statutory limitations for qualified funded plans.

For employees hired prior to January 1, 2002, the plan's benefit formula is a final average pay formula, based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment less an estimated Social Security benefit. For employees hired on or after January 1, 2002, the plan's benefit formula is an account-based formula based upon eligible pay, age and length of service.

In 2016, the defined benefit pension plan and the supplemental unfunded retirement plan were amended to no longer offer plan benefits to employees hired on or after April 1, 2016 and to freeze the plans for employees hired prior to April 1, 2016. The final average pay formula continues to reflect future earnings and the account-based formula continues to reflect annual interest credits. However, service credits were stopped under both benefit formulas.

The policy for the defined benefit pension plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum. The Company's prepaid asset related to its participation in the defined benefit pension plan was $8,591 as of December 31, 2024 and is included in other assets in the Statement of Financial Condition. The Company's liability related to its participation in the supplemental unfunded retirement plan was $11,947 as of December 31, 2024 and is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company is a participating entity in the post-retirement medical plan sponsored by BFC that provides medical care benefits for eligible retirees (and their dependents). In 2007, the plan was amended to no longer offer plan benefits to new hires and to eliminate plan benefits for employees under the age of 35 at that time. Under the terms of the plan, the Company contributes to the cost of coverage based primarily on employees' length of service. Additional cost sharing with plan participants is accomplished through deductibles, coinsurance and out-of-pocket limits. The post-retirement medical plan liability was $1,098 as of December 31, 2024, which is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in a defined contribution plan that is available to eligible employees. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In 2016, the Company introduced an automatic employer core contribution to the 401(k) savings plan. The Company also participates in a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans.

(Dollars in thousands)

15. Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, swaps, exchange-traded futures and options, over-the-counter options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts, swaps, when-issued securities and TBAs entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2024:

	Fair Value Assets	Fair Value Liabilities	Notional Purchases	Notional Sales
Interest rate and equity options	$ 36,870	$ —	$ 61,750,234	$ 1,228,177
Interest rate futures and FX forwards	73,866	—	82,852	133,368,662
TBA and delayed settlement forwards	1,024,795	69,593	139,658,960	133,779,154
Swap contracts	113,368	1,045	2,375,260	58,703

The fair value of and equity options, futures, swaps, forward currency contracts, forward securities contracts, and TBAs is included in financial instruments owned and sold, not yet purchased in the Statement of Financial Condition.

The table below presents derivative fair values included on the Statement of Financial Condition at December 31, 2024. Swap contracts include Credit Default Swaps and Interest Rate Swaps. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under GAAP.

The amounts in the column titled "Financial Instruments/Cash" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments/ Cash	Net Assets/ Liabilities
Interest rate and equity options	$ 36,870	$ (977)	$ 35,893	$ (35,893)	$ —
Interest rate futures and FX forwards	73,866	(4,034)	69,832	(69,832)	—
TBA and delayed settlement forwards	1,024,795	(954,823)	69,972	—	69,972
Swap contracts	113,368	(108,607)	4,761	—	4,761
Total Assets	$ 1,248,899	$ (1,068,441)	$ 180,458	$ (105,725)	$ 74,733
TBA and delayed settlement forwards	$ 69,593	$ —	$ 69,593	$ —	$ 69,593
Swap contracts	1,045	—	1,045	—	1,045
Total Liabilities	$ 70,638	$ —	$ 70,638	$ —	$ 70,638

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for

market movements. Accordingly, futures contracts generally have limited credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on a delivery versus payment basis and cash basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily monitoring of trading positions and limits.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

(Dollars in thousands)

16. Interests in Variable Interest Entities (VIE)

In accordance with GAAP, the Company evaluates whether it has a controlling financial interest in variable interest entities ("VIE") through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

The Company acts as servicing agent to Fairway and provides accounting and other administrative support to this entity, which is a VIE. Fairway is a US Asset-Backed Commercial Paper conduit sponsored by BMO, a related party. Fairway is organized under the laws of Delaware.

Fairway was established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance and does not consolidate Fairway as of December 31, 2024.

17. Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $5,068,947 and $362,205, respectively, as of December 31, 2024, which is included in the Statement of Financial Condition. In addition, the Company has securities borrowed and loaned with affiliates of $394,879 and $675,816, respectively.

The Company has entered into technical service agreements with BMO and its affiliates providing for the sharing of certain services such as client coverage, research, operations, electronic trading and other support functions. In connection with technical service agreements, the Company recorded a net receivable from affiliates of $102,991 as of December 31, 2024, which is included in the Statement of Financial Condition.

The Company clears transactions for certain affiliates. This generated a payable to brokers, dealers, and clearing organizations of $409,657 as of December 31, 2024.

18. Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of capital markets-related services, including investment banking and brokerage services to corporate, institutional, and affiliate clients. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as reinvesting profits or paying dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment because the CODM manages the business activities using information about the Company as a whole.

19. Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 27, 2025, and has concluded there are no events identified that require financial statement recognition or disclosure.